JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

July 23, 2015

Stephanie Hui

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I (the “Trust”); File Nos. 333-103022; 811-21295 –

Post-Effective Amendment No. 386

Dear Ms. Hui:

This letter is in response to the comments you provided with respect to the Class R5 and Class R6 shares of the JPMorgan Emerging Economies Fund (the “Fund”). Our responses to your comments are set forth below. We will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the Securities Act of 1933, which will become automatically effective on August 10, 2015 pursuant to the Rule.

PROSPECTUS COMMENTS

Prospectus

Fee Table

1.	Comment: In the footnote concerning the expense limitation agreement, please confirm that the expense limitation agreement will continue for at least one year from the date of the prospectus with regard to Class R5 and Class R6 shares.

Response: We confirm that the expense limitation agreement will be in place for at least one year from the date of the prospectus.

Main Investment Strategies

2.	Comment: Are derivatives currently included in the calculation to meet the Fund’s 80% test?

Response: As of the date of this response, derivatives are not included in the calculation to meet the Fund’s 80% test.

3.	Comment: Please consider adding additional detail in the summary section of the prospectus describing what participation notes are.

Response: In response to the comment, additional disclosure will be added in the section “The Fund’s Main Investment Risks.”

4.	Comment: Does the Fund currently invest in contingent convertible securities as a principal strategy?

Response: As of the date of this response, the Fund does not invest in contingent convertible securities as a principal strategy.

In connection with your review of the Post-Effective Amendment No. 386 filed by the Trust on June 10, 2015, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope the Staff finds this letter responsive to its comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-0472.

Sincerely,

/s/ Gregory Samuels
Gregory Samuels
Assistant Secretary

2